UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about Pbio's stake in Bioóleo

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Rio de Janeiro, December 27, 2019 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 12/20/2019, reports that today its wholly owned subsidiary, Petrobras Biocombustível S.A. (PBio), signed a contract for the sale of its 6.07% stake in Bioóleo Industrial e Comercial S.A. (Bioóleo) to 2H Participações Societárias EIRELI, which holds the other 93.93% stake in the company.

PBio exercised the put option on its shares issued by Bioóleo, provided for in the termination provision of the Bioóleo Shareholders' Agreement, in the amount of R$ 102,200.00 (one hundred and two thousand, two hundred reais). The transaction was closed together with the signing of the contract for purchase and sale of shares, which enabled the immediate withdrawal from Bioóleo's shareholding capital.

This transaction is in line with Petrobras' portfolio optimization and better capital allocation, aimed at generating value for our shareholders.

About Bioóleo

Bioóleo operates in two distinct business segments: (i) grain crushing - focused on the purchase of castor beans, production and sale of castor oil and castor bean cake; and (ii) refining of vegetable oils - focused on the production of semi-refined cotton and soybean oil.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/shareholders@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer